EXHIBIT 99.2

NOTICE OF CHANGE OF AUDITOR

TO: KPMG LLP River Centre 475 - 2nd Avenue South, Suite 500 Saskatoon, SK S7K 1P4 Attention: Mr. Rick Mussenden, CPA, CA	AND TO: Deloitte LLP 122 - 1st Avenue South, Suite 400 Saskatoon, SK S7K 7E5 Attention: Mr. Andrew Coutts, CPA, CA

Claude Resources Inc. ("Claude" or the "Corporation") hereby provides notice pursuant to National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") as follows:

1.	On June 16, 2015 at the request of the Corporation's Board of Directors, KPMG LLP resigned as auditor of the Corporation.
2.	Effective on June 16, 2015 the Corporation's Board of Directors appointed Deloitte LLP as auditor of the Corporation until the next annual meeting of the Corporation.
3.	The Audit Committee of the Corporation's Board of Directors approved the resignation of KPMG LLP and the appointment of Deloitte LLP as auditor for the Corporation.
4.	No modified opinion was expressed in any of KPMG LLP's reports on any of the Corporation's financial statements of the Corporation relating to the relevant period as defined in NI 51-102.
5.	In the opinion of the Corporation, at the date hereof, there are no "reportable events", as defined in NI 51-102.

Dated this 16th day of June, 2015.

CLAUDE RESOURCES INC.

/s/ Rick Johnson_____

Rick Johnson, CPA, CA

Vice President, Finance and

Chief Financial Officer